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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following slides were disseminated to certain Compaq employees on December 3, 2001:

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COMPAQ

Inspiration Technology


                                MERGER MESSAGES

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COMPAQ

COMPAQ/HEWLETT-PACKARD STRATEGIC
MERGER OBJECTIVES

                     The merger ACCELERATES both companies'
                        strategies by at least TWO YEARS

 .  Expand enterprise capabilities and broaden go-to-market opportunities

 .  Achieve critical mass in services

 .  Drive short-term EPS growth

    - Cost reduction

    - Balance sheet velocity

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COMPAQ

EXPAND ENTERPRISE CAPABILITIES

 . Each company has significant high-end assets, but neither has complete set

Strengths are complementary:

CPQ                              HP

 . Fault tolerance                . Data center - HP-UX
 . HPTC                             and ISVs
 . Industry standard servers      . Systems management
 . Storage                        . Software

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COMPAQ

EXTEND ENTERPRISE CAPABILITIES

 . Broader go-to-market opportunities

   - More depth

   - Larger sales force

   - Greater sales leverage with partners

 . Competes with vertical stack of IBM



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COMPAQ

ACHIEVE CRITICAL MASS IN SERVICES

 .  Build on best-in-class customer services
   - Add to all new products
   - Increase attach rate in industry standard servers
   - Yields increased customer loyalty and profit stream

 . Expand outsourcing and managed services
   - Computing on demand
   - Managed services for specific projects or applications
   - Natural extension of our strong CS presence



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COMPAQ

ACHIEVE CRITICAL MASS IN SERVICES
SOLUTIONS

 .  Systems management and interoperability
    - High availability
    - UNIX to Windows
    - Application integration

 .  Enterprise Microsoft (Exchange, .NET)
 .  Storage architecture and SAN implementation
 .  Wireless
 .  Verticals, with strong presence in:
    - Telco, financial services, retail, government, life sciences
    - New opportunities in health care, media and entertainment, manufacturing


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COMPAQ

DRIVE EARNINGS GROWTH

Pre-merger
 . Expense reduction
    - $1.2B run-rate opex improvement over 2000
    - Complete $1.6B restructuring plan by end of year
 . $1.3B in inventory reductions through Q3
 . Cash at $3.9B
 .   - Positive cash flow for 6 consecutive quarters

Post-merger
 . $2.5B in efficiencies and synergies
 . Improved economics in PC business
 . Immediate, positive impact on EPS



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COMPAQ

INTEGRATION PLANNING

 .  On Day One, we will have:
    - 3 levels of organization identified
    - Account teams in place
    - Product roadmaps
    - Clear, assigned financial targets
    - Brand campaign

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                            FORWARD-LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

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          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.


HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.